Exhibit 21.1
Subsidiaries of EnerJex Resources, Inc.

Name of Subsidiary	State of Incorporation	Percentage Ownership
EnerJex Kansas, Inc.	Nevada	100%
DD Energy, Inc.	Nevada	100%
EnerJex Development, LLC.	Nevada	100%